UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Rightside Group, Ltd.

(Name of Subject Company)

DTS Sub Inc.

(Offeror)

Donuts Inc.

(Parent of Offeror)

(Name of Filing Person)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

76658B100

(CUSIP Number of Class of Securities)

Alvaro Alvarez

SVP, General Counsel & Secretary

Donuts Inc.

10500 NE 8th Street, Suite 1450

Bellevue, Washington 98004

(424) 262-4238

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Jens M. Fischer

Kara Tatman

Perkins Coie LLP

1201 Third Avenue, Suite 4900

Seattle, Washington 98101-3099

(206) 359-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$219,219,756.90	$25,407.57

(1)	Estimated solely for purposes of calculating the amount of the filing fee. The transaction valuation was calculated by (i) multiplying the offer price of $10.60 by 21,309,166 Shares, which is the sum of (a) 19,287,957 outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Rightside Group, Ltd. (“Rightside”), (b) 772,896 Shares underlying outstanding in-the-money stock options exercisable under Rightside’s equity plans (the “Options”), and (c) 1,248,313 Shares underlying outstanding restricted stock units, and (ii) subtracting the aggregate exercise price of the Options. This calculation does not include any Shares issuable upon exercise of the Company’s outstanding warrants, as the exercise price per share for the warrants is greater than $10.60 per share. The warrants are therefore not expected to be exercised. The foregoing share figures and aggregate exercise price have been provided by Rightside to the offeror and are as of June 23, 2017, the most recent practicable date.
(2)	The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2017, issued August 31, 2016, by multiplying the transaction value by 0.00011590.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$25,407.57	Filing Party:	Donuts Inc.
Form or Registration No.:	Schedule TO-T	Date Filed:	June 27, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer:  ☐

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Donuts Inc., a Delaware corporation (“Parent”), and DTS Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Parent, on June 27, 2017, with the Securities and Exchange Commission (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer (the “Offer”) by Purchaser, to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Rightside Group, Ltd., a Delaware corporation (“Rightside” or the “Company”), at a price of $10.60 per Share, net to the holder in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 27, 2017 (as it may be amended or supplemented, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, of the Schedule TO.

Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

The information set forth in Section 16 – “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by adding the following immediately after the final paragraph:

Litigation. On June 30, 2017, Susan Paskowitz, a purported stockholder of Rightside, filed a putative class action lawsuit challenging aspects of the transactions contemplated by the Merger Agreement in the United States District Court for the Western District of Washington in Seattle. The complaint is captioned Susan Paskowitz v. Rightside Group, Ltd., et al., Case No. 2:17-cv-00992. The complaint names as defendants Rightside, the members of the Rightside Board of Directors, Parent, and Purchaser. The complaint alleges, among other things, that Rightside and the Rightside Board violated provisions of the Exchange Act by omitting certain material information from the Schedule 14D-9 needed by stockholders to make an informed decision whether to tender their Shares, and that the members of the Rightside Board, Parent, and Purchaser were “controlling persons” and had the power to control and influence the disclosures in the Schedule 14D-9. As relief, the complaint seeks, among other things, an injunction against proceeding with, consummating, or closing the transactions contemplated by the Merger Agreement, an order rescinding and setting aside or awarding rescissory damages with regard to the transactions contemplated by the Merger Agreement should they be consummated, an order directing that the members of the Rightside Board file a Schedule 14D-9 that does not contain untrue statements of material fact and that states all material facts required to make the statements therein not misleading, an award of costs relating to the action, including a reasonable allowance for plaintiff’s attorneys’ and experts’ fees, and such other relief as the court deems proper. The defendants believe that the allegations in the lawsuit are without merit. If additional similar complaints are filed, absent new or different material allegations, Parent and Purchaser will not necessarily announce such additional filings.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2017

DTS Sub Inc.

By:	/s/ ALVARO ALVAREZ

Name:	Alvaro Alvarez
Title:	Vice President and Secretary

Donuts Inc.

By:	/s/ ALVARO ALVAREZ

Name:	Alvaro Alvarez
Title:	SVP, General Counsel and Secretary